The Real Brokerage Inc. Announces Issuance Of Stock Options

NEWS PROVIDED BY
The Real Brokerage Inc.
Jan 28, 2021, 16:58 ET

TORONTO and NEW YORK, Jan. 28, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, today announced that it has granted an aggregate of 1,315,000 incentive stock options under Real's stock option plan (the "Plan") to certain directors and ofﬁcers of Real (the "Options"). The Options are exercisable for a period of 10 years at $1.29 per share.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 23 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating ﬁnancial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For more details, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@ joinreal.com
917-922-7020

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE The Real Brokerage Inc.